Exhibit 99.3

Sinovac to Host Conference Call to Report Second Quarter 2014 Unaudited Financial Results

BEIJING, July 25, 2014 -- Sinovac Biotech Ltd. (Nasdaq: SVA), a leading provider of biopharmaceutical products in China, today announced that it will release its unaudited financial results for the second quarter ended June 30, 2014, after market close on Thursday, August 14, 2014 EDT.  The Company will host a conference call prior to the market opening on Friday, August 15, 2014, at 8:00 a.m. EDT (Friday, August 15, 2014 at 8:00 p.m. China Standard Time) to review the Company's financial results and provide an update on recent corporate developments.

To access the conference call, please dial 1-877-407-9039 (USA) or 1-201-689-8470 (International).  A replay of the call will be available from 11 a.m. EDT on August 15, 2014, to August 29, 2014, at midnight. To access the replay, please dial 1-877-870-5176 (USA) or 1-858-384-5517 (International) and reference the replay pin number 13587706.

A live audio webcast of the call will also be available on the Investor Relations section of the Company’s website at www.sinovac.com. A webcast replay will be available on the Company’s website for 30 days following the call, beginning August 15, 2014.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), mumps and canine rabies. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. Sinovac has filed a new drug application with the China Food & Drug Administration for its proprietary enterovirus 71 vaccine, having been proven effective in preventing hand, foot and mouth disease in infants and children during its Phase III trial. The company is currently developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine. pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to Mongolia, Nepal, the Philippines and Mexico, and was recently granted a license to commercialize its hepatitis A vaccine in Chile. For more information, please visit the Company’s website at www.Sinovac.com .

Contact

Sinovac Biotech Ltd.

Helen Yang / Chris Lee

Tel: +86-10-8279-9659 / 9696

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S: 1-646-308-1707

Email: william.zima@icrinc.com